GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 4, 2021

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Frank Knapp Wilson Lee

Re:	Lakeshore Acquisition I Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 22, 2021

File No. 333-255174

Dear Mr. Knapp:

On behalf of our client, Lakeshore Acquisition I Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 28, 2021 (the “Staff’s Letter”) regarding the Company’s Amendments No.1 to Registration Statement on Form S-1 filed on April 22, 2021 (the “Registration Statement”). Contemporaneously, we are filing our second amendment to the Registration Statement (the “Amended Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Giovanni Caruso May 4, 2021 Page 2

Amendment No. 1 to Registration Statement on Form S-1 filed April 22, 2021

General

1.       Please revise your prospectus to describe the exclusive forum provision contained in Section 9.3 of Exhibit 4.4.  Additionally, please include risk factor disclosure regarding the exclusive forum provision in the warrant agreement.

Response: The disclosure in the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner